Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 dated September 27, 2007) and related Prospectus of FTI Consulting, Inc. for the registration of 4,830,000 shares of its common stock and to the incorporation by reference therein of our report dated March 3, 2006 (except for Note 13 as to which the date is September 15, 2006 and Note 14 as to which the date is March 12, 2007), with respect to the consolidated financial statements and schedule of FTI Consulting, Inc. and subsidiaries as of December 31, 2005 and for each of the two years in the period ended December 31, 2005 included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

Baltimore, Maryland

September 27, 2007